Exhibit (a)(1)(vi)

SEPTEMBER 2026

GOLDMAN SACHS PRIVATE CREDIT

Goldman Sachs Private Credit Corp. Q3 2026 Tender Offer Update

Dear GS Credit Shareholders,

We are writing to provide an update on Goldman Sachs Private Credit Corp. (“GS Credit” or the “Fund”) following the completion of our third quarter 2026 subscription and repurchase activity, and to share our perspective on the Fund’s positioning in what continues to be a dynamic environment for the private credit industry.

Third Quarter Flows

In the third quarter of 2026, GS Credit received repurchase requests representing approximately 7,605,110.708 shares, or 2.03% of shares outstanding as of June 30, 2026, below the Fund’s 5% quarterly repurchase offer. As a result, all repurchase requests will be fulfilled in full.

On the subscription side, the Fund generated approximately $400 million of gross inflows during the quarter, representing approximately 4.4% of the Fund’s June 30, 2026 net asset value (“NAV”) of $9.2 billion. The Fund’s ratio of inflows to estimated repurchase requests during Q3 2026 was 2.1x — with the peer set that has reported sitting below 0.5x during the same time frame.1

Repurchase Activity: Three Quarters in Context

As has been the case since inception, GS Credit’s repurchase requests have remained below the Fund’s 5% quarterly repurchase offer, with all requests fulfilled in full and without proration in each instance.

The non-traded BDC industry has experienced meaningful and sustained repurchase pressure throughout 2026 — a period marked by geopolitical uncertainty, a reassessment of AI’s impact on private credit portfolios, and a broader contraction in capital flows into evergreen vehicles. We believe the progression of our own repurchase activity during this period is worth noting directly. In Q1 2026, our repurchase rate stood at approximately 4.99%. It declined to 3.24% in Q2 2026, and in Q3 2026 our repurchase rate stood at approximately 2.03% —among the lowest of the largest non-traded BDC managers in our peer group, whose reported repurchase requests to date for Q3 2026 ranged from 10% to over 16% of shares

[1]

Peer Group refers to the Top 5 Non-Traded BDC Managers by sales volume from “The Stanger Market Pulse — December 2025 edition.” Peer data sourced from SEC.gov filings and publicly available shareholder communications as of June 30, 2026. This includes all relevant funds for Blackstone, Blue Owl, Apollo, Ares and HPS that are listed in the report. Estimated aggregate repurchase amount based on the latest NAV available.

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SEPTEMBER 2026

outstanding, with many peers hitting or exceeding their 5% quarterly offers.2 Of those who have released Q3 results, GS Credit is the only fund in such peer group whose repurchase requests have consistently remained below the 5% quarterly offer in each quarter of 2026.3 We believe that consistency is meaningful — not because any single quarter’s result is determinative, but because the direction has held across every quarter of 2026 and through what has been a difficult period for the industry.

What we believe these results reflect is a combination of factors that have been built over time rather than in a single quarter: our investment performance, the structural composition of our capital base, and the way in which we have communicated about this asset class — including our candor around not just the potential benefits but also the potential risks and illiquidity characteristics. We also believe it reflects the trust our shareholders have extended to us — trust that we believe is grounded in three decades of disciplined underwriting, our long-standing experience navigating private credit markets across multiple cycles, and the differentiated origination platform we have built within the Goldman Sachs ecosystem. The decision to remain invested when others are redeeming is not a passive one, and we recognize the trust that we believe it represents. We also believe this stability gives us the ability to invest with patience, to be selective in deployment, and to avoid the constraints that can arise when liquidity management competes with investment management. We cannot guarantee this dynamic will persist, and we acknowledge that repurchase activity can fluctuate meaningfully from quarter to quarter.

Market Outlook

Private credit markets have continued to navigate a period of meaningful uncertainty. Geopolitical tensions, a broader reevaluation of AI’s disruptive potential, and tighter fundraising conditions have weighed on sentiment and deal activity throughout the year. That said, the concerns around software-related credit quality that dominated headlines earlier in 2026 have begun to moderate. While Q1’s “SaaSpocalypse” narrative and Q2’s enterprise software spend uncertainty drove aggressive spread widening, the Q3 landscape has shifted meaningfully. Select software names with embedded workflow integration and AI augmentation strategies have seen equity recoveries, and lender differentiation has generally replaced blanket risk aversion. The market conversation has evolved from existential threat to nuanced credit selection, while mid-market SaaS names that have high leverage continue to face constrained access to capital. However, we believe the acute phase of indiscriminate credit pressure appears to have passed, replaced by an environment that rewards borrowers with demonstrable revenue durability and strong incumbency characteristics.

The shift in the software landscape has not eliminated the broader conversation around credit stress — which we want to address directly. Recent headlines around rising default and shadow default rates across the BDC industry reflect stress in certain pockets of the market, mainly concentrated among specific industries and certain qualities of borrowers, which we believe does not reflect broad-based deterioration. Non-accrual rates across the public and non-traded BDCs declined to approximately 1.77% in Q2 2026, below the historical average of approximately 2.0%.4 The CDLI Index reported a trailing 12-month realized loss rate at 47 basis points, which is also well below the post-Global Financial Crisis average of 122 basis points.5 As of June 30, 2026, GS Credit’s non-accrual rate stood at just 0.1% of fair value — the lowest among our non-traded BDC peer group, where rates range from 0.2% to 1.4%.6 Our own observations and experience have not produced concern over systemic credit deterioration, though we remain mindful that conditions can change and that dispersion among managers continues to widen.

[2]	Source: SEC.gov as of September 28, 2026
[3]	Source: SEC.gov as of June 30, 2026
[4]	Source: LSEG Data and Analytics, BDC Collateral, SEC.gov as of June 30, 2026.
[5]	Source: Cliffwater Direct Lending Index, as of June 30, 2026.
[6]	Source: SEC.gov as of June 30, 2026

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SEPTEMBER 2026

With capital in shorter supply, the terms available on new loans have generally improved. Spreads on new direct lending originations have moved wider through the course of 2026, and new-issue unitranche spreads are approximately 25 basis points wider than at year-end 2025.7 Loan structures on new originations reflect this shift — tighter financial covenants, stronger call provisions, and more comprehensive lender remedies are increasingly standard on new transactions. Following the Federal Reserve’s decision to raise the federal funds rate to 3.75% to 4.00% in the third quarter of 2026, base rates have moved higher, further supporting all-in yields across floating-rate portfolios. For a portfolio like GS Credit’s, which is predominantly composed of floating-rate, senior secured first lien loans, we believe this combination is constructive: our existing portfolio continues to generate income from elevated base rates, while new deployments capture wider spreads and more favorable terms. We are mindful, however, that the rate and credit environment will continue to evolve and that outcomes may differ from our current expectations.

Performance and Portfolio Quality

Against that backdrop, and in the context of the market environment described above, the metrics that we believe are important are those that reflect the credit quality and underwriting discipline of our portfolio. As of August 31, 2026, GS Credit has delivered a year-to-date total return of approximately 4.5% and an inception-to-date total return of approximately 9.4% for Class I shares — among the highest of the non-traded BDC peer group, where YTD returns range from approximately -0.2% to 4.0%.8 We believe these results reflect the consistency of our underwriting approach and the quality of our origination, and we believe they are directly attributable to the credit quality discipline we have maintained since inception.

The credit quality metrics that we believe underpin these returns are as follows. PIK income represented approximately 3.6% of total investment income — well below the peer group average9 — with only 0.2% constituting “Bad PIK” from amended or restructured situations. GS Credit’s software metrics continue to reflect the Fund’s disciplined positioning: only 9.3% of our software fair value utilized PIK, compared to a peer group range of approximately 6% to 27%, and 97.7% of our software investments are marked at or above 90% of par, at the high end of the peer group10. The operational performance of our software portfolio reinforces these marks. As of June 30, 2026, our software portfolio generated double digit weighted average year-over-year revenue growth and EBITDA margins are gradually increasing year-over-year as well, reflecting what we believe the underlying earnings durability of the businesses we have chosen to lend to. Across the total portfolio, 97.9% of investments are marked above 90%.11 We share these metrics because we believe they tell a more complete story about the portfolio than performance alone.

As we have noted previously, in any broad, diversified credit portfolio, individual credits will migrate into more challenged categories over time. Our current metrics are low by historical standards and may change as the credit cycle evolves. What we believe matters is how we identify those situations early, actively engage with borrowers and sponsors, and leverage the resources of the Goldman Sachs ecosystem in an effort to protect our clients’ capital.

The Opportunity Ahead

It is that same discipline — in underwriting, in portfolio construction, and in capital management — that we believe positions GS Credit to act on the opportunities we see ahead. We believe the environment we are navigating is one in which the quality of a manager’s origination, the depth of its credit underwriting, and the stability of its capital base are increasingly determinative of outcomes. We believe GS Credit’s position — with a stable capital base, a fully-funded balance sheet, and the origination reach of the Goldman Sachs platform — allows us to do exactly that.12

[7]	KBRA DLD Research; Kroll/StepStone data; PitchBook LCD, Q1 2026 US Credit Markets Quarterly Wrap.
[8]	Source: SEC.gov as of June 30, 2026
[9]	Source: SEC.gov as of June 30, 2026
[10]	Source: SEC.gov as of June 30, 2026
[11]	Source: SEC.gov as of June 30, 2026
[12]	Goldman Sachs Asset Management leverages the resources of Goldman Sachs & Co. LLC subject to legal, internal and regulatory restrictions.

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SEPTEMBER 2026

We believe the opportunity set itself has improved. While the competitive landscape remains active and terms continue to evolve, we continue to identify opportunities to invest at terms that reflect the disciplined standards we have maintained since inception. We intend to be deliberate and patient in how we deploy into that opportunity — consistent with the underwriting discipline that has defined our platform since inception.

Closing Remarks13

We want to close the way we try to operate — directly and without pretense.

We are grateful and are aware of what this year has asked of our shareholders. The decision to remain invested is an active one, and we recognize the trust it represents. What we can commit to in return is the same thing we have committed to since inception: transparency about what we are seeing, discipline in how we manage your capital, and candor about the risks and uncertainties that remain.

The fundamentals of what we do have not changed. Careful underwriting. Active portfolio management. A long-term orientation. Those are the things we can most directly control, and they remain our focus.

Sincerely,

Goldman Sachs Private Credit Corp.

NOT AN OFFER

This writing is not an offer to sell any securities of the Fund and is not a solicitation of an offer to buy any such securities. Past performance does not predict or guarantee future returns, which may vary. Risks related to the Fund are set forth in “Risk Factors” in its most recent annual report on Form 10-K and subsequent filings with the SEC.

CONFIDENTIALITY

No part of this material may, without Goldman Sachs Asset Management’s prior written consent, be (i) copied, photocopied or duplicated in any form, by any means, or (ii) distributed to any person that is not an employee, officer, director, or authorized agent of the recipient.

© 2026 Goldman Sachs. All rights reserved.

Date of first use: September 29, 2026.

[13]

We are furnishing this information about GS Credit and our Private Credit Platform to provide an update on GS Credit’s preliminary tender offer results, including in the context of the general market environment, experience of its peers and recent developments in the private credit markets. You should consider this letter as part of the overall mix of information in GS Credit’s periodic reports filed with the SEC, including the risk factors included in its most recent annual report on Form 10-K and subsequent SEC filings. This letter is not an offer to sell any securities of GS Credit and is not a solicitation of an offer to buy any such securities. Past performance does not predict or guarantee future returns, which may vary.

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